INTERIORS OVERVIEW Bill Hogan September 2016 Exhibit 99.6

AGENDA INTERIORS OVERVIEW PATH TO 50% SHARE ACHIEVING “++” STRATEGY QUESTIONS

Tile underlayment, most commonly referred to as backerboard, is installed under tile in wet areas Backerboard provides a solid foundation to install the tile and protects the subfloor from moisture and mold Backerboard is most commonly installed on floors and walls (also on countertops in some cases) ¼” thickness used for floors ½” thickness used for walls The most common sizes are 3’x5’ and 4’x8’ TILE UNDERLAYMENT OVERVIEW Floors Walls (shower / tub surrounds)

TILE MARKET GROWTH


U.S. ceramic tile volume (MMSF)
3,000
2,500
2,000
1,500
1,000
500
-
CAGR = 7.2%
2010
2011
2012
2013
2014
2015

- U.S. ceramic tile volume has increased by ~7.2% p.a. to reach ~2.7 billion square feet in 2015
- Ceramic tile has increased its share of the total floor coverings market from ~11% in 2010 to ~13% in 2015
- Dollar sales of ceramic tile have increased at a faster rate than volume, largely due to a shift toward higher value large format tile

% of total floor coverings	11.3%	11.4%	12.1%	12.4%	12.6%	13.4%

*Ceramic tile as a percent of overall floor coverings was 10.6% in 2002

Tile is forecast to continue gaining share of the overall flooring market and reach ~15% by 2020

Source: Catalina Research

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CONSTRUCTION DRIVERS Increased construction activity has driven higher demand for ceramic tile … … but backerboard usage varies significantly by construction segment Higher usage of backerboard in SFNC and R&R segments Lower usage of backerboard in multifamily and commercial segments CAGR = 7.6% CAGR = 28.9% CAGR = 4.0% CAGR = 6.1% Source: U.S. Census Bureau, Home Improvement Research Institute, Catalina Research

TILE VS. BACKERBOARD USAGE Backerboard is prominent solution over wood subfloors Not used over slab on grade SFNC and R&R Lower usage as backerboard is not used over concrete floors Backerboard used on wet area walls Commercial and multifamily While the tile market is split roughly 50/50 for residential vs. commercial applications, the backerboard market is weighted more heavily toward residential Source: Catalina Research, Freedonia INDICATIVE

TYPES OF TILE UNDERLAYMENT

	Description	JH value proposition	Example brands
Fiber cement	• Cement board with 90% Portland cement and sand	• HardieBacker® has a differentiated fiber cement formulation and has been voted the most preferred backerboard by NTCA professional contractors	HardieBacker® Cement Board
Glass mesh cement	• Cement board wrapped in fiberglass mesh	• Uniform composition, which leads to cleaner cuts and less mess on the job	USG (Durock) National Gypsum (PermaBase)
Gypsum	• Gypsum core, typically with paper or glass mat facer	• The HardieBacker® MoldBlock® technology provides superior mold and moisture resistance relative to gypsum	USG FIBEROCK® Underlayment Georgia-Pacific DensShield®
Foam	• Extruded polystyrene or poly-iso foam core with facer	• HardieBacker® is less expensive than most foam boards and has higher compression strength	Schluter Systems (Kerdi) GoBoard® Johns Manville
Mats	• Polyethylene sheet that is rolled on floor	• HardieBacker® is less expensive than mats and installation methods are more well known with contractors	Schluter Systems (Ditra) REDGARD.

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HARDIEBACKER POSITIONING HardieBacker® is the market leader in rigid backerboard Voted most preferred backerboard by NTCA professional contractors in study conducted by Clear Seas Research Only backerboard stocked nationally at both Home Depot and Lowe’s Customers see value in HardieBacker® due to its uniform composition, which allows for cleaner cuts and less mess

CHANNEL PRESENCE

Largest backerboard segment

	Example companies	JH presence	Primary customer	Segment advantage
Big Box	The Home Depot, Lowe's, Menards (Dedicated to Service & Quality)	JH over-indexes	DIY, remodeling contractors, "jack of all trades"	• Convenience (locations / hours) • One-stop-shop for a broad range of items that remodelers buy (fixtures, mirrors, cabinets, etc.)
Pro-Tile	daltile, Emser Tile, Bedrosians Tile • Stone	JH under-indexes	Tile contractors	• Contractors already purchasing tile through the channel • Purchase all related installation accessories
Gypsum	Gypsum Supply Company, L&W Supply	JH under-indexes	Drywall contractors	• High volume drywall purchases • Service / delivery
Lumber	84 Lumber, ProBuild	JH on par	General contractors, custom builders	• Lumber channel carries a range of other products that GCs / builders purchase (siding, roofing, etc.) • Service / delivery

Smallest backerboard segment

James Hardie PAGE 9

HISTORICAL INTERIORS PERFORMANCE The Interiors team has consistently accelerated PDG growth since FY14 and must continue to grow PDG to achieve our goal of 50% market share in backerboard FY14: Underperformed FY15: Underperformed FY16: Met goal

AGENDA INTERIORS OVERVIEW PATH TO 50% SHARE ACHIEVING “++” STRATEGY QUESTIONS

50% SHARE AMBITION

HardieBacker® current market share


Retail
Pro
Total

	Retail	Pro	Total
HardieBacker® market position	#1	#3	#1

- Our goal is to drive HardieBacker® share to 50% of the backerboard market
- Current share is estimated to be ~35-40%, with a stronger position in retail than in the pro channel
- Achieving 50% market share will require growth in both the retail and pro channels

Source: Management estimates

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KEY INITIATIVES Channel Alignment 2 Maintain high level of engagement in retail channel Expand points of distribution and increase customer intimacy in pro channel Organizational Execution 3 Management focus Attract, develop and retain talent Educating contractors on the value proposition and points of differentiation Driving end user conversion to HardieBacker® from other technologies Driving Brand Preference 1

PATH TO 50% SHARE Relative share growth opportunity High Medium Low

INTERIORS OVERVIEW PATH TO 50% SHARE ACHIEVING “++” STRATEGY QUESTIONS AGENDA

Drive share of backerboard to 50% Growth required across channels, with most coming from pro VISION FOR INTERIORS 50 + + % share of rigid backer Win underlayments Add adjacencies Enter non-FC underlayment categories to achieve 50% share of total underlayments Develop JH into one of the top 3 companies in tile installation products with portfolio revenue > $500M

EXAMPLE CATEGORIES AND PRODUCTS Prep / underlayment Backerboard Mats Membranes Self-leveling Setting / grout Mortar Grout Accessories Sealants Fasteners Tapes Shower systems Pans / bases Shelves Kits Benches

INTERIORS OVERVIEW PATH TO 50% SHARE ACHIEVING “++” STRATEGY QUESTIONS AGENDA